     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 19, 1996
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              (AMENDMENT NO.    )
              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                                (NAME OF ISSUER)

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                      (NAME OF PERSON(S) FILING STATEMENT)

         Common Shares of Beneficial Interest, Par Value $.01 per Share
                         (Title of Class of Securities)

                                   920914-108
                     (CUSIP Number of Class of Securities)

                             Ronald A. Nyberg, Esq.

            Executive Vice President, General Counsel and Secretary
                       Van Kampen American Capital, Inc.
                               One Parkview Plaza
                           Oakbrook Terrace, IL 60181
                                 (630) 684-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                               December 19, 1996
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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Transaction Valuation $379,052,009(a)          Amount of Filing Fees: $75,810(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for
     37,943,144 shares in the offer.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:

     Form or Registration No.:

     Filing Party:

     Date Filed:
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

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Van Kampen American Capital Prime Rate Income Trust, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at One Parkview Plaza, Oakbrook Terrace, IL 60181.

     (b) The title of the securities being sought is common shares of beneficial interest, par value $.01 per share (the "Common Shares"). As of December 12, 1996 there were approximately 542,044,912 Common Shares issued and outstanding.

     The Trust is seeking tenders for 37,943,144 Common Shares, at the net asset value per Common Share, calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for less than five years. A copy of each of the Offer to Purchase and the form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and
Section 1 "Price; Number of Common Shares" of the Offer to Purchase, which are incorporated herein by reference. The Trust has been informed that no trustees, officers or affiliates of the Trust intend to tender Common Shares pursuant to the Offer.

     (c) The Common Shares are not currently traded on an established trading market.

     (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to Section 12 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Trust," Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares,"
Section 11 "Certain Effects of the Offer" and Section 12 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. In addition, the Trust regularly purchases and sells assets in its ordinary course of business. Except as set forth above, the Trust has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Trust or the disposition of securities of the Trust; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Trustees or management of the Trust, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Trust; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust; (f) any other material change in the Trust's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; (g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person; (h) a class of equity securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Trust becoming eligible for termination of registration under the Investment Company Act of 1940; or (j) the suspension of the Trust's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase and the financial statements included as part of Exhibit
(a)(1)(ii) attached hereto, which are incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Common Shares of the Trust that were effected during the past 40 business days by the Trust, any executive officer or Trustee of the Trust, any person controlling the Trust, any executive officer or director of any corporation ultimately in control of the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference. Except as set forth therein, the Trust does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Trust, any of the Trust's executive officers or Trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any person with respect to any securities of the Trust (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No persons have been employed, retained or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference.

     (b)-(d) Not applicable.

     (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1)(i)    Advertisement printed in The Wall Street Journal.
            (ii)    Offer to Purchase (including Financial Statements).
          (a)(2)    Form of Letter of Transmittal (including Guidelines for Certification of
                    Taxpayer Identification Number).
       (a)(3)(i)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                    Other Nominees.
            (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

                   (iii)    Form of Letter to Selling Group Members.
                    (iv)    Form of Operations Notice
          (a)(4)            Form of Letter to Shareholders who have requested Offer to Purchase.
          (a)(5)            Text of Press Release dated December 19, 1996.
          (b)(1)            Credit Agreement between Van Kampen American Capital Prime Rate Income
                            Trust and Morgan Guaranty Trust Company of New York, dated as of March 14,
                            1991, as amended as of January 31, 1992, January 30, 1993, January 19,
                            1994, January 27, 1995 and January 25, 1996.
          (b)(2)            Credit Agreement between Van Kampen American Capital Prime Rate Income
                            Trust and State Street Bank and Trust Company, dated as of March 3, 1994, as amended as of March 13, 1995 and February 29, 1996.
          (b)(3)            Credit Agreement between Van Kampen American Capital Prime Rate Income
                            Trust and Bank of America Illinois (f/k/a Continental Bank N.A.), dated as of July 12, 1991, as amended as of July 11, 1992, December 16, 1992,
                            December 15, 1993, December 14, 1994 and December 12, 1995.
          (c)(1)            Investment Advisory Agreement between Van Kampen American Capital Prime
                            Rate Income Trust and Van Kampen American Capital Investment Advisory
                            Corp. dated as of October 31, 1996.
          (c)(2)            Administration Agreement between Van Kampen American Capital Prime Rate
                            Income Trust and Van Kampen American Capital Distributors, Inc., dated as of October 31, 1996.
          (c)(3)            Offering Agreement between Van Kampen American Capital Prime Rate Income
                            Trust and Van Kampen American Capital Distributors, Inc., dated as of
                            October 31, 1996.
         (d)-(f)            Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VAN KAMPEN AMERICAN CAPITAL PRIME
                                         RATE INCOME TRUST

Dated:  December 19, 1996                  /s/  DENNIS J. McDONNELL
                                           ------------------------------------
                                           Dennis J. McDonnell,
                                           Chairman, President, Chief Executive
                                           and Trustee

                                 EXHIBIT INDEX

       EXHIBIT                                     DESCRIPTION                             PAGE
    -------------     -------------------------------------------------------------------------
    (a)(1)(i)         Advertisement printed in The Wall Street Journal.....................
    (a)(1)(ii)        Offer to Purchase (including Financial Statements)...................
    (a)(2)            Form of Letter of Transmittal (including Guidelines for Certification of Tax Identification Number)........................................
    (a)(3)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                      and Other Nominees...................................................
    (a)(3)(ii)        Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees...................................
    (a)(3)(iii)       Form of Letter to Selling Group Members..............................
    (a)(3)(iv)        Form of Operations Notice............................................
    (a)(4)            Form of Letter to Shareholders who have requested Offer to
                      Purchase.............................................................
    (a)(5)            Text of Press Release dated December 19, 1996........................
    (b)(1)            Credit Agreement between Van Kampen American Capital Prime Rate
                      Income Trust and Morgan Guaranty Trust Company of New York, dated as of March 14, 1991, as amended as of January 31, 1992, January 30,
                      1993, January 19, 1994, January 27, 1995 and January 25, 1996........
    (b)(2)            Credit Agreement between Van Kampen American Capital Prime Rate
                      Income Trust and State Street Bank and Trust Company, dated as of
                      March 3, 1994, as amended as of March 13, 1995 and February 29,
                      1996.................................................................
    (b)(3)            Credit Agreement between Van Kampen American Capital Prime Rate
                      Income Trust and Bank of America Illinois (f/k/a Continental Bank
                      N.A.), dated as of July 12, 1991, as amended as of July 11, 1992,
                      December 16, 1992, December 15, 1993, December 14, 1994 and December
                      12, 1995.............................................................
    (c)(1)            Investment Advisory Agreement between Van Kampen American Capital
                      Prime Rate Income Trust and Van Kampen American Capital Investment
                      Advisory Corp., dated as of October 31, 1996.........................
    (c)(2)            Administration Agreement between Van Kampen American Capital Prime
                      Rate Income Trust and Van Kampen American Capital Distributors, Inc.,
                      dated as of October 31, 1996.........................................
    (c)(3)            Offering Agreement between Van Kampen American Capital Prime Rate
                      Income Trust and Van Kampen American Capital Distributors, Inc.,
                      dated as of October 31, 1996.........................................